U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           NOTIFICATION OF LATE FILING

                                   FORM 12b-25

                 Sec. File Number 0-9624 Cusip Number 460491 80 6

                                   [Check One]

      [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form -SAR

                      [ X ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form -SAR
                For the Transition Period Ended December 31, 2005
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             Read Instructions (on back page) Before Preparing Form.
                              Please Print or Type
               Nothing in this form shall be constructed to imply
                      that the Commission has verified any
                          information contained herein
                 If the notification relates to a portion of the
                   filing checked above, identify the Item[s]
                       to which the notification relates:
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PART I - REGISTRANT INFORMATION
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Full Name of Registrant      International Thoroughbred Breeders, Inc.
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Former Name If Applicable
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Address of Principal Executive Office (Street and Number)

                             1105 N. Market St., Suite 1300
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City, State and Zip Code

                             Wilmington, DE 19899
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PART II - RULES 12b-25[b] and [c]
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          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25[b], the following should be completed.

                           [Check box if appropriate]

  [X] [a] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;

  [X] [b] The subject annual report, semi-annual report, transition report on From 10-K, Form 2-F, Form 11-K, Form -SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  [ ] [c] The  accountant's  statement  or other  exhibit  required  by Rule
          12b-25[c] has been attached if applicable.

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PART III - NARRATIVE
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State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-k, 10-Q or -SAR or the transition report or portion thereof, could not be filed within the prescribed time period. {Attach Extra Sheet if Needed} SEE ATTACHED
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PART IV - OTHER INFORMATION
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[1]  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification


       Francis W. Murray            856               931-8163
     ----------------------     -----------      -----------------
           [Name]               [Area Code]        [Telephone No.]

[2] Have all other periodic reports required under Section 13 or 15[d] of the Securities and Exchange Act of 1934 or Section 10 of the Investment Company Act of 1940 during the preceding 12 months [or for such shorter period that the registrant was required to file such reports] been filed? If answer is no, identify report [s]. [ X ] Yes [ ] No

[3] It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X ] Yes [ ] No
     If so, attach an explanation of the anticipated change both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                    International Thoroughbred Breeders, Inc.
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has  caused  this  notification  to be signed on its  behalf by the  undersigned thereunto duly authorized.

Date: March 31, 2006                By:/s/Francis W. Muuray
      ---------------               -----------------------
                                          President and CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative [other than an executive officer], evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
            Intentional misstatements or omissions of fact constitute
                 Federal Criminal Violation [See 18 U.S.C. 1001]
                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 [17CFR 240.12b-25] of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25, but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.


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                    International Thoroughbred Breeders, Inc.

                                   Form 12b-25

      Form 10-K for the transition period July 1, 2005 to December 31, 2005

Part III - Narrative

     On February 1, 2006 the Company removed the Big Easy from service and the Registrant is unable to complete the preparation of the Form 10-K report on a timely basis due to additional and unusual operational and administrative work loads as a result of the removal of the vessel M/V Big Easy from service.

Part IV - Other Information

     The Registrant anticipates reporting a net (Loss) in the range of ($12,000,000) to ($12,500,000) for the six months ended December 31, 2005, as compared to a net (Loss) of ($1,900,035) for the prior year. The anticipated net
(Loss) for the transitional six month fiscal year ending December 31, 2005 was primarily caused by 1) the start up and operational costs of the Big Easy; 2) a decrease in revenues of the Palm Beach Princess for the six months ended December 31, 2005, caused in part by the dry dock of the Palm Beach Princess for the period October 17,2005 to October 26, 2005; and 3) interest expense of approximately $4.4 million on financing from our primary lender.

     The United States Coast Guard issued Big Easy her Certificate of Inspection on October 11, 2005, following an extensive and unexpected delay in receiving such certification. The vessel's first official cruise to international waters was October 18, 2005. Due to the approaching Hurricane Wilma, the vessel was ordered out of the Port for safe haven following her afternoon cruise on October 19, 2005. Hurricane Wilma struck Florida on October 24, 2005. Due to damages caused by Hurricane Wilma and vessel schedule conflicts, Big Easy was unable to sail commercially until November 6, 2005. The unexpected delay in receiving the vessel's Certificate of Inspection, and the subsequent delays, damage and inconveniences caused by Hurricane Wilma immediately following the maiden voyage had a compounding, adverse effect on the Company's ability to retain personnel. As a result, the Company experienced greater-than-normal attrition of Big Easy personnel, particularly those who carried Coast Guard-issued Merchant Marine Cards (i.e. also known as z-cards, these are issued by Coast Guard and serve as required documentation for those working on US-flagged vessels to fill Coast Guard-mandated muster station requirements). As the number of Merchant Marine Card personnel became increasingly inadequate, it became increasingly difficult for management to meet muster station requirements, often forcing the cancellation of many sailings, particularly in December and January. Coast Guard stopped issuing Merchant Marine Cards suddenly and expectedly sometime in October, 2006. Adverse sea conditions in November and December were generally unfavorable for commercial sailing and were a contributing factor to several missed sailings. As a result of these numerous challenges, the vessel was able to make only nineteen sailings in November, twenty-four sailings in December and eight sailings in January. On January 31, 2006, the Coast Guard denied the Company's request to provide an extension to complete certain mandated work and removed the vessel's Certificate of Inspection. On January 31, 2006, approximately one hundred Coast Guard Merchant Marine Card applications relating to Big Easy remained unprocessed by Coast Guard twelve weeks or longer.

     We were having challenges attracting customers to Big Easy given her inconsistent schedule of sailings. The initial delay in receiving a Certificate of Inspection and subsequent inconsistencies in scheduling caused significant negative cash flow and made advertising and promotional efforts difficult from both a financial and practical planning perspective. The lack of a consistent commercial service schedule caused insignificant customer support resulting in negative results for six months ending December 31, 2005. During the operating period, we were losing approximately $1,200,000 per month. These losses continued into January, 2006. On February 1, 2006, we suspended operations indefinitely. During the six month period ending December 31, 2005, the Big Easy operation sustained losses of approximately $8 Million.

     The Palm Beach Princess operations for six months were materially impacted during the six months ending December 31, 2005, particularly by a scheduled dry docking period and Hurricane Wilma. During the six months, total net operating revenue from the vessel operations declined by approximately $660,000 to $13 million. During the six month period the Palm Beach Princess sustained a (loss) of approximately ($600,000) as compared to last year when the profit before state taxes was approximately $400,000 for the same period. During the six months ended December 31, 2005, 24 cruises were missed due to the scheduled dry dock, 2 cruises were cancelled due to hurricane Wilma, and 23 cruises were cancelled due to inclement weather.



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